Exhibit 99.1

Momo Announces Acquisition of Tantan

BEIJING, CHINA, February 23, 2018 — Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced that it has reached a definitive agreement with Tantan Limited (“Tantan”) and all of its shareholders, pursuant to which Momo agreed to acquire 100% fully diluted equity stake in Tantan for a combination of share consideration and cash, including approximately 5.3 million newly issued Class A ordinary shares of the Company and US$600.9 million in cash. The deal is expected to close in the second quarter of 2018, subject to customary closing conditions.

Founded in 2015, Tantan is a leading social and dating app in China for the young generation. Tantan is designed to help users to find a romantic connection as well as to meet interesting people. With 5 billion matches and counting, Tantan has become a top choice for Chinese young singles to find love and relationships.

Mr. Yan Tang, Chairman and CEO of Momo said, “Our core position will continue to center on social networking and the acquisition enriches our product line in the social space. We will continue to invest and incubate more sub-brands to serve the social and entertainment needs of different demographics. Tantan has become widely recognized within a short period of three years since its inception, which is largely attributable to the outstanding performance of its talented team. We also respect Tantan’s product strategy that focuses on the customer experience of female users. After the acquisition, Tantan team will continue to operate the mobile apps under the Tantan brand with our full support.”

Mr. Yu Wang , Chairman and CEO of Tantan, added, “Momo and Tantan have their own strengths in their respective markets and among targeted customers. The acquisition is a critical strategic upgrade to cover a greater range of user demographics and needs, and build up a larger social networking market through complementary businesses and strategic synergy. We are very confident in our future development.”

About Momo Inc.

Momo is a leading mobile social networking and entertainment platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application, the Hani mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social and entertainment preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Enabled by technological development, video creation and sharing is becoming an important way for users to socialize and have fun via the internet. Momo offers various video features and services including live streaming, short video as well as video chats for its users to interact in an immersive way. For more information, please visit http://ir.immomo.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. Momo may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Momo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Momo undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com]

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